Exhibit 99.1

ARC Resources Ltd. Announces Approval of Resolutions at Annual and Special Meeting

CALGARY, April 29, 2016 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC" or the "Corporation") is pleased to announce that its shareholders approved all resolutions at its Annual and Special Meeting (the "Meeting") held today, April 29, 2016. The webcast of the Meeting is available on ARC's website at www.arcresources.com.

During the business proceedings at the Meeting, ARC's shareholders approved the following resolutions:

1.	Resolution to appoint ten board members, with 97.30% to 99.86% of shares represented at the meeting voting in favour of individual directors as follows:

Director	For %	Withhold %
Harold N. Kvisle	99.45%	0.55%
John P. Dielwart	99.40%	0.60%
Fred J. Dyment	97.30%	2.70%
Timothy J. Hearn	99.74%	0.26%
James C. Houck	99.86%	0.14%
Kathleen M. O'Neill	99.86%	0.14%
Herbert C. Pinder, Jr.	99.80%	0.20%
William G. Sembo	99.85%	0.15%
Nancy L. Smith	99.84%	0.16%
Myron M. Stadnyk	99.86%	0.14%

2.	Resolution to appoint Deloitte LLP as the Corporation's auditors, with 99.65% of the shares represented at the meeting voting in favour of the resolution.

3.	Resolution to accept the Corporation's approach to Executive Compensation (Say on Pay) as disclosed in ARC's 2016 Information Circular - Proxy Statement, with 98.27% of shares represented at the meeting voting in favour of the advisory resolution.
4.	Resolution to approve a reduction to the stated capital of the Corporation's common shares as described in ARC's 2016 Information Circular - Proxy Statement, with 99.68% of shares represented at the meeting voting in favour of the resolution.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8.1 billion.  ARC's common shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

%CIK: 0001029509

For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600 Fax: (403) 509-6427, Toll Free 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 17:50e 29-APR-16